Daniel Roberts · 3rd

CSO at Proactive Life LLC

Washington DC-Baltimore Area ·

Contact info

179 connections

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Proactive Life Inc

George Mason University

Experience

CSO

Proactive Life Inc

2018 – Present · 3 yrs

Washington D.C. Metro Area

Multi Disciplinary Systems Engineer Intern / Human Factors Engineer Intern

MITRE

May 2011 – May 2014 · 3 yrs 1 mo

McLean, Virginia

Education

George Mason University

PhD, Psychology, Conc. Human Factors and Applied Cognition

2010 – 2018

George Mason University
MA, Psychology, Conc. Human Factors and Applied Cognition
2008 – 2010

American University
2001 – 2005

Skills & endorsements

Statistics · 14

Endorsed by **Adam Emfield and 3 others who are highly skilled at this**

Endorsed by **2 of Daniel's colleagues at MITRE**

Experimental Design · 13

Endorsed by **Adam Emfield, who is highly skilled at this**

Research Design · 9

Endorsed by **Patrick McKnight and 2 others who are highly skilled at this**

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